UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

On September 8, 2016, Medigus Ltd. (the “Company”) entered into a Co-Placement Agency Agreement (the “Placement Agreement”) with Roth Capital Partners, LLC (“Roth”) and Maxim Group LLC (“Maxim”) pursuant to which Roth agreed to serve as the lead placement agent and Maxim agreed to serve as co-placement agent in connection with the offering and sale by the Company of American Depositary Shares (“ADSs”) pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-213280) (the “Registration Statement”). Also on September 8, 2016, the Company entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with institutional investors for the issuance of 1,280,000 ADSs, representing 6,400,000 Ordinary Shares, at a purchase price of $1.15 per ADS in a registered direct offering, for total gross proceeds of approximately $1.47 million (the “Offering”).

The closing of the sale of the ADSs is expected to occur on or about September 13, 2016, subject to the satisfaction of customary closing conditions.  The net proceeds to the Company from the Offering, after deducting the co-placement agents fees and expenses and the Company’s estimated Offering expenses, are expected to be approximately $1.26 million.

The ADSs will be issued pursuant to a prospectus supplement dated as of September 8, 2016, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s Registration Statement, which became effective on August 31, 2016, and the base prospectus dated as of August 31, 2016 contained in such Registration Statement.  This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For their services in the Offering, the co-placement agents will receive a total fee equal to 7% of the gross proceeds raised in the Offering; provided, however, that the cash fee shall be reduced to 1.75% of the gross proceeds received by the Company from the sale of ADSs to pre-existing investors and purchasers who are residents of Israel. The Company also agreed to reimburse the co-placement agents for their expenses up to a maximum of $35,000. In addition, the Company agreed to issue the co-placement agents warrants to purchase 3.5% of the aggregate number of ADSs sold in the Offering excluding any ADSs sold to pre-existing investors and purchasers who are residents of Israel (the “Co-Placement Agent Warrants”).  The Co-Placement Agent Warrants shall have an expiration date of 5 years from the effective date Registration Statement and shall have an exercise price equal to the equivalent price per ADS paid by investors in the Offering.

The Company’s press release containing additional details of the Offering is filed as Exhibit 99.1 hereto. Copies of the Placement Agreement and the form of Purchase Agreement are filed as Exhibits 1.1 and 10.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Placement Agreement and the Purchase Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registration Statement and the registration statement on Form S-8 (File No. 333-206803) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about September 13, 2016. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

1.1	Co-Placement Agency Agreement, dated as of September 8, 2016, between the Company and Roth Capital Partners, LLC and Maxim Group LLC.

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

10.1	Form of Securities Purchase Agreement between the Company and the purchasers in the Offering.

23.1	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in Exhibit 5.1).

99.1	Press Release dated September 8, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 8, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer